RS INVESTMENT TRUST

RS VARIABLE PRODUCTS TRUST

CODE OF ETHICS

The Boards of Trustees (the “Board”) of RS Investment Trust and RS Variable Products Trust (the “Trust” and, collectively, the “Trusts”) have adopted this Code of Ethics (the “Code”) applicable to Access Persons of the Trusts. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in Section VI.C of this Code.

I.	GENERAL REQUIREMENTS

A.	Reporting. Except as provided in Section II, each Access Person of the Trusts must satisfy the reporting requirements set forth in Rule 17j-1(d) under the Investment Company Act of 1940, as amended (the “1940 Act”). Access Persons may satisfy this obligation by filing such reports with the Chief Compliance Officer of the Trusts (the “CCO”) within the time periods prescribed by Rule 17j-1(d).

B.	Pre-approval of Investments in IPOs and Limited Offerings. Except as provided in Section II, Investment Personnel of the Trust must obtain pre-approval from the CCO before directly or indirectly acquiring Beneficial Ownership in any securities in an Initial Public Offering or in a Limited Offering.

II.	SPECIAL RULES APPLICABLE TO CERTAIN ACCESS PERSONS

A.	RS Investments’ Access Persons. Access Persons and Investment Personnel of the Trusts who are also “access persons” under the code of ethics applicable to RS Investment Management Co. LLC, the Funds’ investment adviser (“RS Investments”), and its affiliates (“RS Investments’ Code”) shall be subject only to the applicable provisions of RS Investments’ Code and are exempt from all provisions of this Code.

B.	Subadvisers’ Access Persons. Access Persons and Investment Personnel of the Trusts who are also “access persons” under, and subject to, a sub-adviser’s code of ethics that has been approved by the Board of Trustees of the Trusts in accordance with the requirements of Rule 17j-1(c)(1)(ii) under the 1940 Act are exempt from all provisions of this Code.

C.	Independent Trustees. Trustees of the Trusts who are not “interested persons” of the Trusts (as defined in Section 2(a)(19) of the 1940 Act) (“Independent Trustees”) are subject to a separate code of ethics and are exempt from all provisions of this Code and RS Investments’ Code.

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D.	Non-Access Directors. “Non-Access Directors” (as defined in RS Investments’ Code) of RS Investments, if any, shall be subject only to the applicable provisions of RS Investments’ Code and are exempt from all provisions of this Code.

III.	ADMINISTRATION OF CODE

The CCO shall be responsible for administering this Code, including: (i) reviewing reporting forms and pre-clearance requests required to be submitted hereunder; (ii) reviewing possible violations of this Code and imposing any related sanctions; and (iii) communicating information about this Code to the appropriate personnel. To the extent that all Access Persons and Investment Personnel of the Trusts are also “access persons” under either RS Investments’ Code or the Code of Ethics for the Independent Trustees of the Trusts and, consequently, no reports or pre-clearance requests are required to be submitted hereunder, the CCO shall have no further duties with respect to the administration of this Code.

IV.	SPECIAL RULES APPLICABLE TO THE CCO

The following special rules applicable to the CCO shall apply:

A.	Investigations of Possible Code Violations. RS Investments’ Compliance Department is responsible for investigating any suspected violations of this Code by the CCO and shall report any suspected violation to the chair of the Board of the Trusts. The chair of the Board is responsible for reviewing the results of any investigation of any such reported or suspected violations of this Code. Any such violations of this Code will be reported to the Board at or prior to its next regularly scheduled meeting.

B.	Sanctions. If the chair of the Board determines that the CCO has committed a violation of this Code, the chair of the Board may impose sanctions and take other actions as she or he deems appropriate, including a letter of caution or warning, suspension of personal trading rights, suspension of employment (with or without compensation), fine, civil referral to the SEC, criminal referral, and termination of the employment for cause.

V.	CODE APPROVAL; AMENDMENTS

A.	Amendments to Code. The Board, including a majority of the Independent Trustees, must approve this Code and any amendments hereto based upon a determination that it contains provisions reasonably necessary to prevent Access Persons of the Trusts from engaging in conduct prohibited by Rule 17j-1(b) under the 1940 Act. The CCO will periodically review this Code and is responsible for obtaining any required approvals before this Code is amended in a material respect.

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B.	Amendments to RS Investments’ Code. RS Investments shall provide the CCO with copies of all amendments to RS Investments’ Code promptly upon adoption. The Board, including a majority of the Independent Trustees, must approve any material amendment to RS Investments’ Code within six months of such change. RS Investments shall not amend RS Investments’ Code to eliminate any reporting and pre-approval requirements set forth in such Code that are required pursuant to Rule 17j-1 under the 1940 Act.

VI.	MISCELLANEOUS

A.	Recordkeeping. All records required to be maintained pursuant to this Code of Ethics shall be maintained in accordance with the “Code of Ethics” section of the Trusts’ Record Retention Policy.

B.	Confidentiality. All reports of securities transactions and any other information filed pursuant to this Code shall be treated as confidential.

C.	Copies of Code; Annual Affirmation.

1.	Each Access Person of the Trusts who is not exempt from the application of this Code will be provided with a copy of this Code and any amendments hereto. Each such Access Person will be required to acknowledge in writing receipt of this Code and any amendments hereto.

2.	At least once annually, each Access Person of the Trusts who is not exempt from the application of this Code must affirm in writing (which may be by electronic means) that the Access Person has received, has read, understands, and has complied with this Code and any amendments hereto.

D.	Definitions. The terms “Access Person”, “Investment Personnel”, “Beneficial Ownership”, “Initial Public Offering” and “Limited Offering”, where used but not otherwise defined herein, shall have the meanings ascribed to such terms in Rule 17j-1 under the 1940 Act.

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